

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management, Inc.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: ReAlpha Asset Management, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed July 15, 2022**
> **File No. 024-11523**

Dear Mr. Logozzo:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A, filed July 15, 2022

Legal Proceedings
Massachusetts Consent Order, page 42

1.   We note your response to comment 2. Given that you entered into a consent order neither admitting nor denying the facts or allegations in the consent order, please revise the third paragraph to identify only acts, practices, and facts set forth in the consent order.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Molly Brown, Esq.